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SEC FILE NUMBER
8-67759

Mail Processing Section
MAR 01 2022
Washington DC
413

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alphasource Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

35 Walker Avenue
(No. and Street)

East Quogue	NY	11942
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Noelle-Claire LeCann	(212) 308-4500	noelle@alphasourceadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Noelle-Claire LeCann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alphasource Capital Securities LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

[signature] 02/26/2023

Notary Public

RONALD E REATHERFORD
Notary Public-State of New York
NO. 01RE6207490
Qualified in Suffolk County
My Commission Expires Jun 15, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alphasource Capital Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2021

Contents

AlphaSource Capital Securities, LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2021

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Alphasource Capital Securities, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Alphasource Capital Securities, LLC (the "Company") as of December 31, 2021, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas

2/25/2022

We have served as the Alphasource Capital Securities, LLC's auditor since 2019.

Alphasource Capital Securities, LLC

Financial Statements

For the year ended December 31, 2021

Alphasource Capital Securities, LLC
Statement of Financial Condition
For the year ended December 31, 2021

ASSETS	
Current Assets	
Checking/Savings	
Chase Checking- 0761	33,014.78
Chase Savings-3501	3,454.38
Total Checking/Savings	36,469.16
Accounts Receivable	
Accounts Receivable (A/R)	649.00
Total Accounts Receivable	649.00
Other Current Assets	
Interactive Brokers	53.87
Prepaid Expenses	
FINRA CRD	1,050.26
Total Prepaid Expenses	1,050.26
Total Other Current Assets	1,104.13
Total Current Assets	38,222.29
Other Assets	
BARU	
Mark to Mark - BARU	-1,046.25
BARU - Other	3,037.89
Total BARU	1,991.64
Illiquid Assets	271.29
Total Other Assets	2,262.93
TOTAL ASSETS	**40,485.22**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	1,965.45
Total Credit Cards	1,965.45
Other Current Liabilities	
Accrued Expense	
FINRA CRD	1,656.81
Payroll	20,043.68
SIPC	1,796.52
Total Accrued Expense	23,497.01
Total Other Current Liabilities	23,497.01
Total Current Liabilities	25,462.46
Total Liabilities	25,462.46
Equity	
Opening Balance Equity	27,521.50
Partner Contributions	35,500.00
Partner Distributions	-398,500.00
Retained Earnings	350,190.24
Net Comprehensive Income	311.02
Total Equity	15,022.76
TOTAL LIABILITIES & EQUITY	**40,485.22**

The accompanying notes are an integral part of these financial statements.

Alphasource Capital Securities, LLC
Statement of Comprehensive Income
For the year ended December 31, 2021

Ordinary Income/Expense	
Income	
Marketing Fee Income	1,302,821.01
Retainer Fee Income	60,809.96
Total Income	1,363,630.97
Gross Profit	1,363,630.97
Expense	
Bank Charges	950.00
Brokerage Expense	58.61
charitable donations	50.00
Legal & Professional Fees	960.00
Meals and Entertainment	274.77
Payroll Expenses	53,874.00
Phone & communications	8,823.64
Regulatory Fees	6,399.61
Rent or Lease	10,800.00
Retainer Fees	54,511.98
Service -Marketing Fee	1,218,529.54
Shipping and delivery expense	29.10
technology	6,019.43
Travel	993.70
Total Expense	1,362,274.38
Net Ordinary Income	1,356.59
Other Income/Expense	
Interest Earned	0.68
Total Other Income/Expense	0.68
Net Income	1,357.27
Other Comprehensive Income	
Unrealized Gain/Loss-Securities	-1,046.25
Total Other Comprehensive Loss	-1,046.25
Net Comprehensive Income	**311.02**

The accompanying notes are an integral part of these financial statements.

Alphasource Capital Securities, LLC
Statement of Cash Flows
For the Year-Ended December 31, 2021

OPERATING ACTIVITIES	
Net Income	311.02
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	354.50
Interactive Brokers	58.61
Prepaid Expenses: FINRA CRD	90.00
Accounts Payable (A/P)	-3,511.00
Credit Card	210.13
Accrued Expense: FINRA CRD	265.58
Accrued Expense: Payroll	20,043.68
Accrued Expense: SIPC	1,640.52
Net cash provided by Operating Activities	19,463.04
INVESTING ACTIVITIES	
BARU: Mark to Mark - BARU	1,046.25
Net cash provided by Investing Activities	1,046.25
Net cash increase for period	20,509.29
Cash at beginning of period	15,959.87
Cash at end of period	**36,469.16**

The accompanying notes are an integral part of these financial statements.

Alphasource Capital Securities, LLC
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2021

January through December 2021

		Accrual Basis
		Jan - Dec 21
Beginning Balance		14,711.74
	Partner Contributions	0.00
	Net Income	1,357.27
	Comprehensive Income	-1,046.25
	Total Income	311.02
Ending Balance		15,022.76

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by AlphaSource Capital Securities LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of New York effective April 18, 2007. The Company has adopted a calendar end of December 31.

Description of Business

The Company, located in East Quogue, NY, is a broker dealer private placement agent that effects securities transactions on a best efforts basis and is a member of FINRA. The Company does not carry customer accounts or otherwise receive or hold customers' funds or securities. We rely on SEC Footnote 74.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Accounts Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operationswhen that determination is made.

Revenue Recognition

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of marketing related fees, reimbursable fees, and retainer fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and accounts payable.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist because its largest five customers account for more than 25% of revenues.

Income Taxes

No provision for federal income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the member.

NOTE B- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Footnote 74.

NOTE C -NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE D - SIPC RECONCILIATION

SEA Rule l7a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE E - COMMITMENTS AND CONTINGENCIES

AlphaSource Capital Securities does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against thefirm at a future date.

NOTE F –RENT

The Company was a party to an expense sharing agreement with an affiliate. Under the terms of this agreement, the affiliate paid rent and other charges related for the premises and certain other expenses. The affiliate charged the Company $7,500.00 for rent, terminating on 6/1/21

NOTE G -RELATED PARTY TRANSACT1ON

The Company had entered into an expense sharing agreement with an affiliate, AlphaSource Capital Partners LLC. The amount charged to the Company during 2021 was $7,500.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2022, which is the date the financial statements were available to be issued. Based upon this review, the Company has determinedthat there were no events which took place that would have a material impact on its financial statements.

Alphasource Capital Securities, LLC

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Alphasource Capital Securities, LLC

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Computation of Net Capital

Total Stockholder's Equity	$ 15,023
Allowable Subordinated Loans	$ -
Non-Allowable Assets	$ 1,970
Haircuts on Securities Positions	
Securities Haircuts	$ 299
Undue Concentration Charges	$ 103
Net Allowable Capital	$ 12,651

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,698
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 7,651

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 25,462
Percentage of Aggregate Indebtedness to Net Capital	201.26%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA December 31, 2021	$ 12,651
Adjustments	
Increase (Decrease) in Equity	$ 0
Increase (Decrease) in Subordinated Loans	$ -
(Increase) Decrease in Non-Allowable Assets	$ (0)
(Increase) Decrease in Securities Haircuts	$ 0
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital per Audit	$ 12,651
Reconciled Difference	$ -

Alphasource Capital Securities, LLC

Supplementary Statements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $12,651 which was $7,651 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 201.26%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating pursuant to SEC Footnote 74.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000, to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue an Agreed Upon Procedures Report is not required. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

Alphasource Capital Securities, LLC

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Dear Noelle-Clair LeCann:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Alphasource Capital Securities, LLC claimed exemption under paragraph (k)(2)(i) of 17 C.F.R. §240.15c3-3 for the period from January 01, 2021 through December 22, 2021, and thereafter, from December 23, 2021 through December 31, 2021, Alphasource Capital Securities, LLC did not claim exemption under 17 C.F.R. §240.15c3-3, but rather thereafter relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. Alphasource Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alphasource Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, Texas

2/25/2022

Alphasource Capital Securities, LLC

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2021

ALPHASOURCE
Capital Securities LLC

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-S(d)(l)(i)(B)(2) for a partial period and Release No. 34-70073, Footnote 74, ("the Report") for the remaining period covered by the Report.

AlphaSource Capital Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-S promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and (4). To the best of our knowledge and belief, AlphaSource Capital Securities, LLC states the following:

1. AlphaSource Capital Securities, LLC claimed exemption 1Sc3-3(k)(2)(i) from 1Sc3-3 for the period from January 01, 2021, through December 22, 2021.

2. We met the above identified exemption from January 01, 2021, through December 22, 2021, without exception.

3. On December 23, 2021, AlphaSource Capital Securities, LLC entered into a revised FINRA Membership Agreement ("the Agreement") effective December 23, 2021, and for each successive year thereafter until amended, wherein AlphaSource Capital Securities, LLC ceased reliance on 1Sc3-3(k)(2)(i); for the period December 23, 2021through December 31, 2021, AlphaSource Capital Securities, LLC is filing this Exemption Report relying Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("the Release:") because the firm limits its business exclusively, such that it does not and will not: (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 1Sc2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to AlphaSource Capital Securities, LLC); (2) carry accounts of or for customers, and (3) carry PAB accounts, and will otherwise limit its business activities to those which it is authorized.

4. AlphaSource Capital Securities, LLC met the identified operating limitations set forth in number 3, above, without exception for the period, December 23, 2021 through December 31, 2021.

I, Noelle-Claire LeCann, to the best of my knowledge and belief, affirm that the information contained herein is true and correct for the period January 01, 2021 through December 31, 2021.

Regards,

Noelle-Claire LeCann
President

Alphasource Capital Securities, LLC

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2021

Tuttle & Bond, PLLC
Certified Public Accountants

Alphasource Capital Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4) Form SIPC-7

Alphasource Capital Securities, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2021, which were agreed to by Alphasource Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Alphasource Capital Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Alphasource Capital Securities, LLC's management is responsible for Alphasource Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2021 through December 31, 2021 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond, PLLC

Fredericksburg, Texas
2/25/2022

Alphasource Capital Securities, LLC

Supplementary Agreed Upon Procedures Report SIPC Reconciliation

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2021

AlphaSource Capital Securities LLC

December 31, 2021

SIPC 7 Reconciliation

			Date Paid:	Check #:	Paid To:
Total Due	$	2,046			
Overpayment Applied	$	-			
Balance Due after Applied Overpayment	$	1,797			
Paid with SIPC 6	$	249	October 26, 2021	442157	SIPC
Paid with SIPC 7	$	1,797	January 20, 2022	WIRE	SIPC
Total Paid	$	2,046			
Reconciled Difference (Overpayment) Underpayment	$	-			